Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Kingsway announces Pennsylvania files action

            TORONTO, Nov. 23 /CNW/ - As it had previously announced, the Pennsylvania
Insurance Department filed its own action on November 20, 2009 in the
Commonwealth Court of Pennsylvania to attempt to challenge the disposition of
Lincoln General Insurance Company ("Lincoln"). Kingsway Financial Services
Inc. ("Kingsway") filed its action the day before asking the same court to affirm the Lincoln transaction.

            About the Company

            Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non standard automobile insurance in North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position.
            The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

            %SEDAR: 00003152E          %CIK: 0001072627

            /For further information: /
            (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 13:13e 23-NOV-09